Exhibit 99.1

High Tide Expands Canna Cabana Store Footprint in Saskatchewan and Ontario

CALGARY, AB, Oct. 25, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis stores located at 2223 Victoria Avenue East in Regina, Saskatchewan, and 14 Martindale Crescent  in Hamilton, Ontario, have begun selling recreational cannabis products for adult use. These openings bring High Tide's total number of branded retail locations across Canada to 103, including 6 in Saskatchewan and 31 in Ontario, selling recreational cannabis products and consumption accessories. The new Canna Cabana store in Regina is High Tide's second to open in the community, Saskatchewan's capital and second-largest city with a population of over 230,000. It is located in the Victoria Square Shopping Centre, a shopping mall anchored by a national grocery chain and situated along Victoria Avenue, one of Regina's most highly-utilized transportation corridors. The new Canna Cabana store in Hamilton is also High Tide's second to open in that community, which is Canada's 10th-largest city with a population of over 535,000. It is located within the Meadowlands Power Centre, a well-trafficked retail district anchored by a movie theatre and several national big-box retailers.

High Tide Inc. October 25, 2021 (CNW Group/High Tide Inc.)

"I am very pleased that even more customers in Regina and Hamilton will be able to access our unique cannabis discount club experience for all of their cannabis products and consumption accessories needs. Ensuring value for our customers has always been our priority, and with our new concept, everyday low prices and an unmatched selection of high-quality consumption accessories and cannabis goods, I am positive that we are ideally-positioned to deliver even more value for customers in these markets," said Raj Grover, President and Chief Executive Officer of High Tide. "Today's announcement is also reflective of our ambitious strategy to further expand across Canada through both acquisitions, as in the case of the Regina store, and organic growth, as in the case of the Hamilton store. This is in line with our drive to rapidly grow market share by attracting value conscious and legacy market consumers, which combined, represent the vast majority of Canadian cannabis sales," added Mr. Grover.

About High Tide Inc.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 103 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-OCT-21